Exhibit 8.1

February 26, 2008

JPMorgan Chase & Co.,
   270 Park Avenue,
    New York, New York 10017.

Ladies and Gentlemen:

        We have acted as special tax counsel to JPMorgan Chase & Co. (the “Company”) in connection with the preparation and filing by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, of the pricing supplements, each dated February 26, 2008, relating to the public offering by the Company of the Principal Protected Asset Allocation Notes Linked to the Performance of the Best Performing of Three Reference Portfolios Each Comprised of Four Asset Classes (the “Pricing Supplements”). The Pricing Supplements supplement the prospectus dated December 5, 2005, the prospectus supplement dated October 12, 2006, and the product supplement no. 109-I dated December 31, 2007 filed by the Company with the SEC under the Company’s Registration Statement on Form S-3 (File No. 333-130051).

        We hereby confirm to you our opinions as set forth under the heading “Certain U.S. Federal Income Tax Consequences” in the product supplement and under the heading “Selected Purchase Considerations — Taxed as Contingent Payment Debt Instruments” in the Pricing Supplements, subject to the limitations set forth therein.

        We hereby consent to the filing with the SEC of this letter as an exhibit and the reference to us under the heading “Certain U.S. Federal Income Tax Consequences” in the product supplement and under the heading “Selected Purchase Considerations — Taxed as Contingent Payment Debt Instruments” in the Pricing Supplements. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP